AFL-CIO HIT | HOUSING INVESTMENT TRUST

Impact Investing

With a more than 35-year track record, the HIT is a leader in impact investing. The HIT has a successful history as a fixed income impact investor incorporating Environmental, Social, and Governance (ESG) into its investment strategy. The HIT is committed to putting union capital to work in investments that produce competitive returns—its primary objective—while, at the same time, creating quality union construction jobs while building affordable and workforce housing.

The HIT's investments also provide broader economic benefits that improve the lives of working people and their communities and support environmentally responsible investing. This cycle of sustainable investment is reinforcing—strengthening pension plans, the livelihood of union members and the communities in which they live and work.


Union Pension Plans invests in HIT
Cycle of Sustainable Investment

Union pension plans, public pension plans, health and welfare and annuity plans make investments in the HIT generating a competitive return, current work hours for their members and generating sustainable, community impacts.

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS

(1984-present)

532	$32.3B	$13B	178.1M	193,492	117,005	$4.2B
Projects						

Impact Stories


Union Job Creation


Affordable Housing


Green Building


Preserving Labor Assets

Key Markets


New York City


Boston


Chicago


St. Louis


Twin Cities


Bay Area

Community Investment Initiatives

The HIT has taken a strategic approach to its investment sourcing, often identifying key markets where it intends to focus its investment sourcing activities and have a meaningful impact in particular communities. HIT's initiatives seek to take advantage of its staff's demonstrated ability to network with community-based housing groups, labor organizations, developers and sponsors, mortgage bankers, local government officials, and housing finance agencies to generate housing and community development.

MIDWEST@WORK INVESTMENT STRATEGY
2016–Present

NEW YORK CITY COMMUNITY INVESTMENT INITIATIVE
2002–Present

MASSACHUSETTS HOUSING INITIATIVE
2007–Present

PRIOR HIT INVESTMENT INITIATIVES

Impact Stories


Union Job Creation


Affordable Housing

Union Job Creation: Elizabeth Seton, Yonkers, NY

About

The Elizabeth Seton Pediatric Center was established more than 30 years ago by the Sisters of Charity to provide skilled nursing care to medically fragile children from birth to age 21. After being located in Manhatten for years, the Center relocated to Yonkers in 2010 to a newly built state-of-the-art facility. In 2012 it again expanded, tripling the number of long-term ventilator beds it offered. The facility is one of only five stand-alone, pediatric skilled-care nursing facilities in the State of New York.

Impact

The HIT invested $100 million for the construction of the new facility in 2010 and an additional $18.3 million for the two-story expansion in 2016. The two phases generated nearly 1.8 million hours of work for the men and women of the building and construction trades unions. In addition, as a skilled nursing facility, the Elizabeth Seton Center also is covered by a Collective Bargaining Agreement with 1199 SEIU United Healthcare Workers East. The expansion resulted in the Center hiring more than 100 additional employees.

The facility was awarded a LEED Gold Certification.



Project Profile

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Affordable Housing: Old Colony, Boston, MA

About

The Anne M. Lynch Homes at Old Colony in South Boston was originally built in 1940 and is one of the oldest federal public housing developments in the country. Prior to its revitalization it was one of the Boston Housing Authority's most distressed property. The 845-unit development, which sits on 15 acres near the South Boston waterfront, is being redeveloped in phases. Originally developed as housing for defense workers, the project was not geared towards housing children or seniors.

Now in its third phase of redevelopment, the HIT has begun the transformation of this project which now includes a community center, delivering on its promise to create a family-focused neighborhood.



Project Profile

Impact

Public redevelopment is a specialty of the HIT. Specifically, the HIT and the Boston Housing Authority have enjoyed a partnership which has financed nearly a dozen public housing transformation projects in its history. At Old Colony, the HIT has participated in the financing of all three phases to date, transforming the community with 380 new units of housing, all 100% affordable.

Through the BHA's Project Labor Agreement with the Building & Construction Trades Council of the Metropolitan District, 100% of the on-site construction jobs are union. The Building Pathways program, a partnership between the Building Trades and the BHA, provides housing authority residents access to job opportunities in the trades on BHA's redevelopment projects and other job sites around the City.

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Green Building: Elevate at Southwest Station, Eden Prairie, MN

About

Elevate at Southwest Station, features 222 units of both affordable and market-rate housing, more than 13,000 square feet of restaurant and retail space, a fitness center and rooftop pool, and an underground parking garage. Elevate is also located adjacent to the Southwest Transit Center, where a Metro Green Line light rail extension is being constructed that will offer direct access to downtown Minneapolis.



Project Profile

Impact

Elevate at Southwest Station will offer both affordable and market-rate housing in the suburbs of the Twin Cities, with easy access to public transportation. The development has been designed as environmentally sustainable, and includes a green roof and a rainwater collection system. The project will create 269 union construction jobs, and approximately 670 jobs across all industries.

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Preserving Labor Assets: Casa del Pueblo, San Jose, CA

About

The Casa del Pueblo apartments were built in 1976 and are located in the Central Business District of San Jose, California. The 165 units of housing are all affordable to families earning between 30 and 60 percent of Area Median Income. The 12-story building provides affordable housing in close proximity to key community services. All of the residents are 62 years of age or older. The HIT invested $25 million to help renovate the property to modern standards.



Project Profile

Impact

The apartments are adjacent to the headquarters of the United Food and Commercial Workers Local 5 and are also owned by the union. With a large number of union-owned properties around the country, many of which contain affordable housing, the HIT has provided technical assistance to many labor-sponsored entities and projects through its history, aiding the owners in navigating how to preserve, renovate and finance their properties to keep them affordable to their residents and community.

At Casa del Pueblo, HIT worked with the borrower and the financing team to bring the project to fruition, improving a labor-owned asset, benefiting the elderly residents who make Casa del Pueblo their home, and preserving affordable housing units in a high-cost area. The project was renovated with 100% union labor and created an estimated 513,285 hours of union construction work.

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NEW YORK CITY

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY

in 2018 Dollars, Since Inception*

68 Projects	$1.8B HIT Investment Amount	$8M Building America NMTC Allocation	$4.4B Total Development Cost	42,353 Housing Units Created or Preserved
24.2M Hours of Union Construction Work	26,220 Jobs Across Industries	$2.2B Total Wages and Benefits	$303M State and Local Tax Revenue Generated	$4.6B Total Economic Impact


HIT @
WORK
IN NEW YORK
CITY

New York City Investments


Betences Senior Apartments
VIEW
18 Sixth Avenue
VIEW
Seton Phase II
VIEW
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"When building trades' pension capital is used to finance 100% union built development in New York City, our pension funds get stronger. When the project also addresses the City's massive need for affordable housing, it is a win-win."

—Gary LaBarbera, President, Building and Construction Trades Council of Greater New York



Helping Build New York City - The Union Way

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2018. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

BOSTON

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN BOSTON

In 2018 Dollars, Since Inception*

34 Projects	$588.7M HIT Investment Amount	$21M Building America NMTC Allocation	$1.5B Total Development Cost	4,062 Housing Units Created or Preserved
12.2M Hours of Union Construction Work	13,900 Total Jobs Across Industries	$1.1B Total Wages and Benefits	$80.7M State and Local Tax Revenue Generated	$2.6B Total Economic Impact

HIT @ WORK
IN BOSTON


United Rentals

Boston Investments


Charlesview Apartments
Cote Village
95 Saint Alphonsus
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VIEW
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"When union pension capital is invested in construction projects built with 100% union labor and creating affordable housing, we are investing in our ourselves while addressing a critical community need."

—Brian Doherty, Secretary-Treasurer, Building and Construction Trades Council of Metropolitan Boston



Helping Build Boston—The Union Way

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

CHICAGO

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN IN CHICAGO

in 2018 Dollars, Since Inception*

51	$638.8M	$10M	$1.5B	11,727
Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved
17.8M	17,718	$1.1B	$145.8M	$2.9B
Hours of Union Construction Work	Total Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated	Total Economic Impact


HIT @ WORK
IN CHICAGO

Chicago Investments


30 East Adams Apartments
VIEW
Montclare Sr. Residences
VIEW
Mark Twain SRO Apartments
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"We appreciate HIT's commitment to and support of union construction at numerous projects that have put our members to work in the Chicago area for nearly 30 years and recognize the benefits this commitment has provided to the workers and the community."

—Michael Macellaio, Secretary-Treasurer, Chicago and Cook County Building Construction Trades Council



Helping Build Chicago- The Union Way

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

AFL-CIO HOUSING INVESTMENT TRUST

ST. LOUIS

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN ST. LOUIS

In 2018 Dollars, Since Inception*

30 Projects	$575.2M HIT Investment Amount	$946.4M Total Development Cost	5,067 Housing Units Created or Preserved	13.5M Hours of Union Construction Work
14,889 Total Jobs Across Industries	$919.7M Total Wages and Benefits	$71.7M State and Local Tax Revenue Generated	$2.1B Total Economic Impact	34% Percent Affordable


HIT @
WORK
IN ST. LOUIS

St. Louis Investments


Covenant Place II
VIEW
Park Pacific Apartments
VIEW
The Laurel
VIEW
VIEW

"We appreciate the HIT's ongoing support of union construction for multifamily and senior housing projects in the St. Louis metro area and recognize the benefits provided to the workers and the community."

—John Stiffler, Executive Secretary Treasurer, St. Louis Building and Construction Trades Council



Helping Build St. Louis—The Union Way

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

TWIN CITIES

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN TWIN CITIES

In 2018 Dollars, Since Inception*

66 Projects	$1.1B HIT Investment Amount	$1.7B Total Development Cost	9,649 Housing Units Created or Preserved	17.2M Hours of Union Construction Work
21,082 Total Jobs Across Industries	$1.3B Total Wages and Benefits	$134.1M State and Local Tax Revenue Generated	$3.4B Total Economic Impact	46% Percent Affordable


HIT @ WORK
IN TWIN CITIES

Twin Cities Investments


Bassett Creek Apartments
VIEW
Lake Street Apartments
VIEW
Elevate at Southwest Station
VIEW
VIEW

"These HIT-funded projects really help us provide multifamily housing. We have been faced with an affordable housing crisis just like many places, so the more we can build the better it will be for working families. And it seems the HIT is always there to help us out."

—Dan McConnell, Business Manager, Minneapolis Building and Construction Trades Council



Helping Build Twin Cities – The Union Way

"We are very pleased to be working on these HIT projects that show that investing union pension dollars can create good paying construction jobs while at the same time benefiting the community."

—Don Mullin, Executive Secretary, Saint Paul Building and Construction Trades Council

Jobs and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2018. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at [illegible] or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

[illegible]

BAY AREA

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ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE BAY AREA

In 2018 Dollars, Since Inception*

19	$396.1M	$691.6M	3,231	9.1M
Projects	HIT Investment Amount	Total Development Cost	Housing Units Created or Preserved	Hours of Union Construction Work
9,172	$626M	$69.4M	$1.6B	34%
Total Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated	Total Economic Impact	Percent Affordable

HIT @ WORK
IN THE BAY AREA



Bay Area Investments


Arc Light Apartments
VIEW
The Civic
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Rincon Green at 333 Harrison
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"The Bay Area faces an affordable housing crisis. The HIT's mission of building affordable housing using union labor means addressing this social need while creating quality jobs, ensuring working families can afford to live in our community."

—Tim Paulson, Executive Director, San Francisco Labor Council



Helping Build Bay Area—The Union Way

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT's website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

MIDWEST@WORK INITIATIVE

(2016-PRESENT)

Back to Initiatives

This initiative was implemented in early 2016 to spur economic development in the industrial Midwest. The strategy's footprint covers the states that border the Great Lakes, from Upstate New York to Minnesota. Ten cities/metropolitan areas—Buffalo, Chicago, Cleveland, Columbus, Detroit, Minneapolis, Milwaukee, Pittsburgh, Saint Paul, and St. Louis—are the focus of investment. By 2023, the goal is to have provided over $1 billion for the initiative. Ninety projects with total development investment of some $2 billion are anticipated.


MINNEAPOLIS
SAINT PAUL
MILWAUKEE
CHICAGO
DETROIT
BUFFALO
CLEVELAND
PITTSBURGH
COLUMBUS
ST. LOUIS

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS

(2016-present)

37 Number of Investments Made	$761.5M HIT Investment Amount	$27.5M Building America NMTC Allocation	$1.5B Total Development Cost	4,924 Housing Units Created or Preserved
2,636(54%) Low-and Moderate-Income Housing Units	13.1M Hours of Construction Work Generated	16,389 Total Jobs Created	$328.5M State, Local and Federal Tax Revenue Generated	$2.8B Total Economic Impact

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Midwest@Work Investments


urch +
Zvago Cooperative
The four-story project will create 51 new units of senior housing overlooking Lake Superior.
VIEW
Gateway Northeast
The AFL-CIO Housing Investment Trust (HIT) is financing the $38.7 million new construction of the Gateway Northeast development in Minneapolis, MN.
VIEW
Sundance
This Class A multi-family townhome project consists of 218 units in 23 two-story buildings situated on a 23.2-acre site. In addition to the 23 residential buildings, ther...
VIEW
Mark T
Apartm
VIEW

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT's current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HIT's website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT's current prospectus. Periods over one year are annualized.

Investors should consider the HIT's investment objectives, risks, and charges and expenses carefully before investing. This and other information is contained in the HIT's prospectus. To obtain a prospectus, call the HIT at (202) 331-8055 or visit the HIT's website at www.aflcio-hit.com.

©2020 AFL-CIO HIT

AFL-CIO HOUSING INVESTMENT TRUST

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.

NEW YORK CITY COMMUNITY INVESTMENT INITIATIVE

(2002-PRESENT)

Back to Initiatives

This is the third phase of the HIT's long-standing commitment to New York City. It has a goal of investing $1 billion between 2016 and 2023. The HIT's NYC initiatives began in 2002 in the wake of September 11 to help the city address its urgent affordable housing needs. Since then, the HIT has invested in all five boroughs and neighboring Yonkers.


THE BRONX
MANHATTAN
QUEENS
BROOKLYN
STATEN ISLAND

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS

(2002-present)

57 Number of Investments Made	$1.5B HIT Investment Amount	$35.6M Building America NMTC Allocation	$3.9B Total Development Cost	37,876 Housing Units Created or Preserved
35,181 (93%) Low-and Moderate-Income Housing Units	18.5M Hours of Construction Work Generated	20,448 Total Jobs Created	$599B State, Local and Federal Tax Revenue Generated	$3.6B Total Economic Impact

New York City Initiative Investments


Betances Senior Apartments
The project is being developed by Breaking Ground, New York's largest developer of supportive housing.
VIEW
18 Sixth Avenue
18 Sixth Avenue at Pacific Park is an 858-unit apartment development currently under construction adjacent to the Barclays Center in Brooklyn, NY.
VIEW
Seton Phase II
This project is a $21.1 million two-story addition above the 117-bed, state-of-the-art, Elizabeth Seton Pediatric Care Center, a skilled nursing care facility financed by...
VIEW
VIEW

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT's current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HIT's website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT's current prospectus. Periods over one year are annualized.

Investors should consider the HIT's investment objectives, risks, and charges and expenses carefully before investing. This and other information is contained in the HIT's prospectus. To obtain a prospectus, call the HIT at (202) 331-8055 or visit the HIT's website at www.aflcio-hit.com.

©2020 AFL-CIO HIT

AFL-CIO HOUSING INVESTMENT TRUST

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.

MASSACHUSETTS HOUSING INITIATIVE

(2007-PRESENT)

Back to Initiatives

This initiative was launched in 2007 with a focus of increasing the availability of affordable housing in this high-cost state. After its launch in 2007, the HIT met its initial three-year investment goal of $75 million by early 2010 and has continued to invest in affordable housing projects in the Commonwealth.


BOSTON
WORCESTER
SPRINGFIELD
PLYMOUTH

MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS

(2016-present)

35 Number of Investments Made	$576.2M HIT Investment Amount	$35.6M Building America NMTC Allocation	$1.5B Total Development Cost	4,044 Housing Units Created or Preserved
3,767(93%) Low-and Moderate-Income Housing Units	11.7M Hours of Construction Work Generated	13,365 Total Jobs Created	$291M State, Local and Federal Tax Revenue Generated	$2.5B Total Economic Impact

Massachusetts Housing Initiative Investments


Charlesview Apartments
The Charlesview Apartments project created a new 240-unit affordable rental housing complex in Boston's Brighton neighborhood.
VIEW
Cote Village
The AFL-CIO Housing Investment Trust (HIT) is providing financing for the $49 million development of Cote Village located in Boston, MA.
VIEW
95 Saint Alphonsus
The six story project will create 115 new units of housing with 13% of those units affordable to families earning 70% or less of the Area Median Income under the City's I...
VIEW
VIEW

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and subsidiary Building America project data. The data is current as of December 31, 2019. Economic impact data is in 2018 dollars and all other figures are nominal.

The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT's current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HIT's website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT's current prospectus. Periods over one year are annualized.

Investors should consider the HIT's investment objectives, risks, and charges and expenses carefully before investing. This and other information is contained in the HIT's prospectus. To obtain a prospectus, call the HIT at (202) 331-8055 or visit the HIT's website at www.aflcio-hit.com.

©2020 AFL-CIO HIT

AFL-CIO HOUSING INVESTMENT TRUST

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.

Prior HIT Investment Initiatives

Some of the HIT's past investment initiatives that have provided meaningful community benefits across the U.S. are described below:

- The Construction Jobs Initiative (2009 – 2017) was the HIT's response to the recession and its devastating effects on working people and their communities.
- The Chicago Community Investment Plan (CCIP) (2005 – 2015) was a multifamily investment initiative announced by the HIT and the city of Chicago in 2005 to help Chicago address housing and community development needs.
- The Illinois Housing Initiative (2005 – 2011) was a joint effort of the HIT and the Illinois Housing Development Authority, also launched in 2005, to help the state's needs for affordable and mixed-income housing.
- Section 8 Community Investment Demonstration Program (1994 – 2000) was a nationwide pilot program to expand affordable housing in partnership with the U.S. Department of Housing and Urban Development (HUD). The HIT was HUD's largest partner in the demonstration program and was awarded $115 million in project-based Section 8 rental assistance in 1994 and 1995.
- Homeownership Initiatives – The HIT has carried out various initiatives to expand homeownership opportunities for working families around the country (1991 – 2012).

©2020 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.